UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
The Breakfast Application Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> August 4, 2025

Physical address of issuer
169 Madison Ave #38148, New York, NY 10016

Website of issuer
https://thebreakfast.app/

Current number of employees
2

Filer EDGAR CIK

0002087511

Filer EDGAR CCC
$vrJAyJ8

Submission Contact Person Information

Name
Eteri Saneblidze

Phone Number
(646) 897-5856

Email Address
eteri@thebreakfast.app

Notification Email Address
eteri@thebreakfast.app

Signatories

Name
Eteri Saneblidze

Signature

Title
CEO

Email
eteri@thebreakfast.app

Date
April 30, 2026